EXHIBIT 23

The Board of Directors
World Acceptance Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 33-98938, 333-14399, 333-107426, 333-135621, 333-153212) on Form S-8 and the registration statement (No. 333-139445) on Form S-3 of our reports dated June 3, 2011 with respect to the consolidated balance sheets of World Acceptance Corporation and subsidiaries as of March 31, 2011 and March 31, 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2011, and the effectiveness of internal control over financial reporting as of March 31, 2011, which reports appear in the March 31, 2011 annual report on Form 10-K of World Acceptance Corporation.

Greenville, South Carolina
June 3, 2011